June 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Austin Pattan, Staff Attorney

Re:	Creative Realities, Inc.
Registration Statement on Form S-3
Filed June 17, 2022
File No. 333-265699

Acceleration Request
	Requested Date:	June 27, 2022
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-265699) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on June 27, 2022, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please contact Bradley A. Pederson of Maslon LLP, counsel to the undersigned registrant, at (651) 338-1106. Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Pederson. The undersigned registrant authorizes Mr. Pederson to orally modify or withdraw this request for acceleration.

Very truly yours,

CREATIVE REALITIES, INC.

By:	/s/ Will Logan
Will Logan
Chief Financial Officer

cc:	Rick Mills, Creative Realities, Inc.
Bradley A. Pederson, Maslon LLP